UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Primco Management Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74164Q208

(CUSIP Number)

J.M. Walker & Associates

Attorney At Law

7841 South Garfield Way

Centennial, CO 80122

(303) 850-7637

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 16, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 74164Q208

   1.  Names of Reporting Persons.

       Alan J. Bailey

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   2.  Check the Appropriate Box if a member of a Group

          (a)

          (b)

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   3.   SEC USE ONLY

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   4.   Source of Funds

        PF

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   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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   6.   Citizenship or Place of Organization

        United Kingdom

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Number of     |  7.  Sole Voting Power  67,940,000

Shares        |  8.  Shared Voting Power

Beneficially  |  9.  Sole Dispositive Power

Owned by Each | 10.  Shared Dispositive Power

Reporting     |

Person With   |

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  11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       67,940,000

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  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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  13.  Percent of Class Represented by Amount in Row (11)

       34.7%

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  14.  Type of Reporting Person

       IN

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CUSIP No. 74164Q208

ITEM 1. SECURITY AND ISSUER.

  This Schedule 13D relates to the common stock, par value $0.001 of Primco Management Inc., a Delaware corporation.  The principal office of the Issuer is located at 1875 Century Park East, 6th Floor, Suite 73, Century City, CA 90067.

ITEM 2. IDENTITY AND BACKGROUND.

  This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Mr. Alan J. Bailey.  Mr. Bailey is a natural person, and his principal occupation is an accounting and finance executive, and has a business address of 1875 Century Park East, 6th floor, Suite 73, Century City, CA 90067.

  Mr. Bailey has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  Mr. Bailey is a resident of the United States and a citizen of the United Kingdom.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Mr. Bailey was a shareholder of ESMG Inc. which was merged into the company.  In exchange for Mr. Bailey’s ownership of 67,940,000 common shares of ESMG Inc., Mr. Bailey received 67,940,000 common shares of Primco Management Inc. from Mr. Zahoor Ahmad, a former director and officer of Primco Management Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

  (a)  Mr. Bailey is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary

Mr. Bailey has no other present intent to take any action that would result in:

  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

  (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) any material change in the present capitalization or dividend policy of the Issuer;

  (f) any other material change in the issuer’s business or corporate structure;

  (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j) any action similar to any of those enumerated above.

  Notwithstanding the foregoing, Mr. Bailey will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a)  Mr. Bailey beneficially owns 67,940,000 shares of the Issuer’s common stock, representing 36.7% of the class.

  (b) Mr. Bailey has the sole power to vote and dispose of all shares of the Issuer’s common stock held by him.

  (c) No other transactions were effected in the Issuer’s common stock during the last sixty days.

  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Bailey.

  (e) Mr. Bailey continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  Not Applicable

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 30, 2013

/s/Alan J. Bailey

    Alan J. Bailey